Exhibit 99.1

Erayak Power Solution Announces Receipt of Nasdaq Delisting Notice Subject to Hearing Request

Wenzhou, September 9, 2025 - Erayak Power Solution Group Inc. (Nasdaq: RAYA), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, today announced it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) on September 3, 2025, notifying that the Company is not in compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), as the Company’s securities had a closing bid price of $0.10 or less for the last ten consecutive trading days. The letter indicated that, as a result, the Nasdaq staff determined to delist the Company’s securities from The Nasdaq Global Market (the “Delisting Determination”).

The letter also indicated that the bid price of the Company’s Class A ordinary shares had closed at less than $1 per share over the previous 30 consecutive business days, and as a result, the Company is not in compliance with Listing Rule 5450(a)(1) (the “Rule”). Normally, a company is provided 180 calendar days to regain compliance with the Rule in accordance with Listing Rule 5810(c)(3)(A). However, the Nasdaq determined that the Company’s securities also had a closing bid price of $0.10 or less for the last ten consecutive trading days. Accordingly, the Company became subject to the provisions contemplated under the Low Priced Stocks Rule. As a result, the Nasdaq determined to delist the Company’s securities from The Nasdaq Capital Market. The Company was provided until September 10, 2025 to request an appeal of the Delisting Determination to the Hearings Panel (the “Panel”). If the Company fails to request an appeal by September 10, 2025, trading of the Company’s securities will be suspended at the opening of business on September 12, 2025, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company intends to request such hearing to appeal the Delisting Determination before September 10, 2025, which will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company is considering all potential options available to it to regain compliance with the aforementioned rules, including seeking shareholders’ approval for a reverse stock split.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Email: investor@erayakpower.com